Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Securlinx Corporation
39555 Orchard Hill Place Suite 600
Novi, MI 48375
www.securlinx.com

Up to $1,069,999.75 in Common Stock at $0.25
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Securlinx Corporation
Address: 39555 Orchard Hill Place Suite 600, Novi, MI 48375
State of Incorporation: DE
Date Incorporated: February 27, 2004

Terms:

Equity

Offering Minimum: $10,000.00 | 40,000 shares of Common Stock
Offering Maximum: $1,069,999.75 | 4,279,999 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.25
Minimum Investment Amount (per investor): $500.00

Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 15% bonus shares

Super Early Bird Bonus

Invest within the next 72 hours and receive 10% bonus shares

Early Bird Bonus

Invest within the next 7 days and receive 5% bonus shares

Amount-Based:

$500 | Tier 1

Invest $500+ and receive access to our Private Investor Group

$2,500+ | Tier 2

Invest $2,500 and receive access to our Private Investor Group + 5% bonus shares.

$5,000+ | Tier 3

Invest $5,000 and receive access to our Private Investor Group + 10% bonus shares.

$10,000+ | Tier 4

Invest $10,000 and receive access to our Private Investor Group + 15% bonus shares.

$15,000+ | Tier 5

Invest $20,000 and receive access to our Private Investor Group + 20% bonus shares.

$20,000+ | Tier 6

Invest $20,000 and receive access to our Private Investor Group + 25% bonus shares + Zoom call with the CEO.

Loyalty-Based:

Previous investors receive 5% bonus shares.

*All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Securlinx Corporation will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.25 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $25. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the 5% Loyalty-Based Audience Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Securlinx Corporation ("Securlinx" or the "Company") is a C-Corporation organized under the laws of the state of Delaware and headquartered in the state of Michigan. Securlinx has engaged in the development of identity management biometric middleware. We have a portfolio of software applications protected by 10 trademarks, 9 copyrights, and other trade secrets. The products are platform-based, enterprise-wide identity authentication solutions to protect private data and information while allowing access to authorized users anywhere at any time.

The North American healthcare market faces serious security issues. Data breaches have resulted in massive settlements and damaged reputations. Anthem Blue Cross Blue Shield still holds the record with a settlement of $115 million. Ransomware attacks cost healthcare organizations $20.8 billion in downtime in 2020, according to a Comparitech report cited by CynergisTek. We believe it is clear that the need for better security is great.

We believe security begins with identity. Who is knocking at the door?

In today's business climate where employees, customers, and suppliers are connecting to systems remotely, proper identity authentication has never been more critical. Seculinx offers cost-effective solutions to a rapidly growing market with a potentially high rate of return to both our customers and our company. Lower in cost, more secure, and easier to use than most RFID cards, digital fobs, and centrally controlled door strikes... **We aim to make technology simple**

Summary of the Company's Merger

In 2003, Barry Hodge ("Hodge") was made aware by an investor that he had acquired the rights to certain intellectual property developed by GTE Services Company. Hodge, formerly Vice President of Marketing at Graphco, had left the company to become President of Acsys Biometrics in Burlington, ON, Canada. GTE Services had merged with Bell Atlantic to form Verizon. The IP was deemed non-core to the merger and GTE was required to divest its interest.

Graphco acquired the IP for $4.5 million, a fraction of its development cost. Graphco Technologies offered the assets as security against a loan. Graphco defaulted on the loan and the investor took ownership of the IP. Subsequently, the IP was offered to Hodge who was interested in entering the identity management middleware marketplace with new technology and vision. The acquired technology had been successfully deployed as a proof of concept at Raymond James Stadium in Tampa and at the E Center hockey arena in Salt Lake City. Controversy surrounded the use of facial recognition but the value of middleware in the deployment of identity management solutions was validated.

IBIS was formed on October 31, 2003, as a placeholder for the IP in exchange for an equity position in what would become Securlinx. IBIS was merged into Securlinx on February 27, 2004, as soon as a corporate structure could be established in Delaware. This process took four and half months and Securlinx officially opened its doors on April 1, 2004. IBIS conducted no customer or market activity until the merger was consummated.

Intellectual Property

Each Trademark in the Company's portfolio represents software developed under copyright and solely owned by Securlinx. Each trademark is filed with the United States Patent and Trademark Office, USPTO.

Summary of the Company's Previous Settlement

The Company owned a 51% stake in a partner company. They wanted to buy back our stake, but we couldn't agree on valuation. They offered $30K. They filed a suit that ended in arbitration. We sold our stake for $415,000 and the return of equity they owned in Securlinx. It is settled, closed and we have received payment.

Competitors and Industry

The Company's primary focus is the healthcare market, but our technology extends to applications in all vertical markets. Market Research.com estimates that "the decentralized identity market size is projected to grow from USD 285 million in 2022 to USD 6,822 million by 2027, at a Compound Annual Growth Rate (CAGR) of 88.7% during the forecast period. The major factor that has driven demand for this market is the inefficiency of existing identity management practices and rising instances of security breaches."

MarketResearch.com further states, "Based on identity types, the decentralized identity market is further classified into non-biometrics and biometrics. Decentralized identity solutions are expected to evolve from use of non-biometric identities to biometrics-based identities, such as fingerprint, facial, handprint, and voice recognition. Biometrics are unique for every individual and can be used for more specific identity verification processes. Such identities are comparatively more secure than conventional non-biometric solutions. Since biometrics binds an identity to a credential and an individual, it is expected to be used by individuals as well as enterprises for verifying their identities in the coming future; this will require the use of decentralized identity solutions for efficient management and handling of the sensitive biometric credential data of individuals. The biometrics subsegment is expected to record a faster CAGR in the decentralized identity market due to increasing demand from customers for secure onboarding, compliance management, and fraud prevention."

Competitors Symbol 2021 Rev EBITDA Mkt Cap

Imageware IWSY $3.2M ($9.2M) $6.27M

Intellicheck IDN $16.39M ($4.2M) $40 M

Aware AWRE $16.8M ($6.1M) $61 M

Securlinx Private $0.49M ($50K) $13 M

The above figures are current as of December 31, 2021. The financial information for our competitors is available through EDGAR or other financial websites such as Yahoo Finance. Securlinx is a private company and our financial reports are included in this

Form C filing. All four companies operate using a SaaS, recurring revenue business model.

Intellicheck is specialized in the verification of documents, mainly the United States Driver's Licenses. Securlinx provides this service for Driver's Licenses and Passports but also uses biometric identity information to verify that the presenter is the individual to whom the document was issued by the appropriate agency.

Imageware and Aware offer similar products and services with the major differences being in markets served. Imageware is optimized for law enforcement applications. Aware has entered the market through government contracts mainly in the Department of Defense. We believe Securlinx is commercially designed to meet the stringent requirements for healthcare and HIPPA compliance in dealing with the privacy of personal medical information. We also offer software designed specifically for the Head Start Early Education market.

Current Stage and Roadmap

We completed our exit from the hardware business in 2021. Our middleware products are in beta test at selected sites in the southeast with a strong pipeline of both B2B and end-user activity. Our target markets are healthcare and a narrow segment of the education space, Head Start Schools.

We expect to complete beta testing in both markets in Q3 with an anticipated full commercial rollout in Q4. We have two existing contracts with B2B partners providing additional market reach through their existing sales and marketing assets. Our intent is to ramp up field operations adding both sales and tech support personnel to support these partners and begin an aggressive marketing program to accelerate growth.

The Team

Officers and Directors

Name: Barry Hodge

Barry Hodge's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: April 06, 2004 - Present
  Responsibilities: Chief Executive Officer: Salary 2020 = None; 2021 = None; 2022 = $30,000.00 Equity Ownership: 45.93% (Fully Diluted) Barry holds Proxy for 73.68% of the voting shares on a fully diluted basis.

- **Position:** Sole Director
  Dates of Service: April 06, 2004 - Present
  Responsibilities: Oversee Board and Operations of the Compnay

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offeringequity in the amount of up to $1,000,070 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online identity management and authentication services.

We may never have an operational product or service

It is possible that there may never be an operational online identity verification platform or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Securport platform. Delays or cost overruns in the development of our identity management service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Securlinx was formed on April 6, 2004. Much of that time has been invoved with R&D and product development. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Securlinx has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Identity Management Software is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns many trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or

ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on our partner's service or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on StartEnginecould harm our reputation and materially negatively impact our financial condition and business.

Technology Risk
The Company's market is subject to rapid change and advancements in new technology. The market in which the Company competes is characterized by rapid technological change. Existing products become obsolete and unmarketable when products using new technologies are introduced and new industry standards emerge. The Company is subject to personnel risks. Continued success of the Company is dependent upon its ability, in a competitive environment, to attract and retain qualified personnel. For example, the Company is dependent upon the services of its researchers and managers. The Company's operations could be adversely affected if, for any reason, any key personnel cease to be active with such respective Company's management. To meet our growth projections will require the recruitment, retention, and integration of additional highly qualified individuals. Even if such personnel can be hired, the projected growth in staff could present further management risks. The market for qualified personnel is highly competitive and there can be no assurances that these critical positions can be filled on a timely basis. New market entrants pose a threat to our business. Existing or future competitors may develop or offer services that are comparable or superior to ours. Such a scenario would have a material adverse effect on our business, results of operations, and financial condition. Our business may require us to develop certain strategic alliances for commercialization of

certain research and development. We expect that we may need to forge strategic alliances with other companies. We may never be able to develop these alliances, or if we do, we may not be able to continue them on favorable commercial or licensing terms. Our inability to develop new strategic alliances could have a material adverse affect on our business, results of operations and financial condition.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Barry Hodge	6,399,800	Common Stock	
Barry Hodge	4,420,725	Unknown	45.93%
Barry Hodge	4,420,725	Series A Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, 2020 Convertible Note, 2020 Convertible Note, and Series A Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 4,279,999 of Common Stock.

Common Stock

The amount of security authorized is 75,000,000 with a total of 23,282,328 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Common Stock.

2020 Convertible Note

The security will convert into Common stock and the terms of the 2020 Convertible Note are outlined below:

Amount outstanding: $25,000.00
Maturity Date: January 23, 2020
Interest Rate: 3.25%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: The convertible notes are convertible into Common Shares at a conversion price. The conversion price will be the lesser of: (a) $1.00, or (b) 80% of the average of the three lowest VWAP (Volume Weighted Average Price) prices during the 7 trading days prior to the election to convert. Anything to the contrary contained herein notwithstanding, the conversion price shall be 80 % of the price as herein above determined or $1.00 per share whichever be less and in no event shall the conversion price be less than $.50 per share. Since the conversion feature is

convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

Material Rights

There are no material rights associated with 2020 Convertible Note.

2020 Convertible Note

The security will convert into Common stock and the terms of the 2020 Convertible Note are outlined below:

Amount outstanding: $300,000.00
Maturity Date: October 13, 2019
Interest Rate: 12.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: The convertible notes are convertible into Common Shares at a conversion price. The conversion price will be the lesser of: (a) $1.00, or (b) 80% of the average of the three lowest VWAP (Volume Weighted Average Price) prices during the 7 trading days prior to the election to convert. Anything to the contrary contained herein notwithstanding, the conversion price shall be 80 % of the price as herein above determined or $1.00 per share whichever be less and in no event shall the conversion price be less than $.50 per share. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

Material Rights

There are no material rights associated with 2020 Convertible Note.

Series A Preferred Stock

The amount of security authorized is 10,000,000 with a total of 7,687,107 outstanding.

Voting Rights

2 votes per share

Material Rights

3. Optional Conversion.

The holders of the Series A Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

3.1 Right to Convert.

3.1.1 Conversion Ratio. Every one (1) share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into two (2) fully paid and nonassessable shares of Common Stock.

2.1 Preferential Payments to Holders of Series A Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the amount that would be paid under Subsection 2.2 had the holders of the Series A Preferred Stock converted all of their shares of Series A Preferred Stock into Common Stock immediately prior to the liquidation, dissolution or winding up (the "Series A Liquidation Preference").

3,337,107 of the outstanding Series A Preferred Stock were issued prior to the company's Common Stock split. As a result, 3,337,107 Series A Preferred Stock convert to Common Stock at a 1:6 ratio (Preferred:Common), rather than the 1:2 ratio described above.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $20,000.00
  Number of Securities Sold: 80,000
  Use of proceeds: Operating Capital
  Date: May 01, 2019
  Offering exemption relied upon: Reg D

- **Type of security sold:** Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: Operating Capital
  Date: August 23, 2021
  Offering exemption relied upon: Reg D

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2021 was $492,672, compared to fiscal year 2020 revenue of $659,125. The slight decline was due to the impact of the Covid19 pandemic limiting access to the education market During that hiatus, we concentrated on moving our business model from capital sales to a recurring revenue focus. We believe that our customers in the U.S. will respond to this sales approach allowing us to capitalize on the rapid growth of the identity and access management market. 2021 included revenue of $200,000 from the sale of an ownership stake in a partner company. We will receive an equal amount in 2022.

Cost of sales

Cost of sales in 2021 was $23,380, a decrease of approximately $50,000, from costs of $74,612 in fiscal year 2020. The reduction was largely due to a reduction in operating expenses due to curtailed travel and conference attendance.

Gross margins

2021 gross profit increased to $174,347 compared to a loss of ($130,148) in 2020. Gross profit as a percentage of revenues increased from -19.7% in 2020 to 35.3% in 2021. This improved performance was caused by an lower operating expenses due to Covid-19 restrictions and the proceeds from our asset sale.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, intellectual property protection, and research and development expenses. Expenses in 2021 decreased $112,010 from 2020. Again reflecting the reduction in sales and marketing expeditures.

Historical results and cash flows:

We expect the results from 2021 to be indicative of future financial conditions. The primary areas of investment have been in product development and we expect these expenses to increase. The other major area of expense has been legal as we take necessary steps to provide a solid foundation for our company and protect our intellectual property. These expenditures have been funded by equity raises from the founder, angel investors and friends and family investors. We also incurred $100,000 in convertible debt and acquired a small SBA loan during the Covid-19 pandemic.

The Company is currently in the the middle of a significant change in the way we engage our customers. In 2021, we were transitioning our product offerings from capital purchases using client-server architecture to a recurring revenue model based on introducing our cloud-based platform. Our CapEx sales have declined as our recurring revenue sales are increasing. We exited 2021 with an MRR of $6000. This shift is expected to continue in 2022 with our primary focus on extending our installed base in the education market and developing our healthcare business. As we enter this growth stage, we are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future. Past cash was primarily generated through capital sales and revenues from alternative services. Our goal is to exit 2022 with a recurring revenue run rate of $85,000 per month and a 50% year over year growth rate. Cost of goods will be significantly lower so margins should increase. We pay an above average commission to incent top line growth. Inclusive of COGS and Commissions our projected gross profit is a robust 60%. We will invest in additional headcount to prepare for accelerating growth in 2023 with the goal to be at break even for the year.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 27, 2022, the Company has capital resources available in the form of a line of credit for $50,000 from Wells Fargo (approximately $20,000 available), a $30,000 line of credit from the CEO, a current A/R balance due of $25,000 and $40,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to attaining our growth and profitabiltiy goals but not critical to our company operations.

We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal. These funds will be used to accelerate both our product development roadmap and increase our sales and marketing headcount. Without these funds we will have to self fund our operation at a much smaller growth rate.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 6 months without modifying our current monthly burn rate of $20,000 for expenses related to salaries, operational travel, R&D and overhead. These expenses can be rapidly reduced as business needs require allowing us to operate on our current available funds and recurring revenue.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate indefintely. This is based on a current monthly burn rate of $20,000 and our current MRR income of $6000 for expenses related to current operations. We may be able to put additional capital to use in the future as dictated by accelerating growth opporunities but the company expects to remain viable long term if we complete the maximum raise.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital. However, we continue to monitor the ever changing enviroment in which we operate in search of new opportunities to accelerate growth. StartEngine has an additional level of funding we would consider if we can profitably put additional capital to use in the future.

Indebtedness

- **Creditor:** United Bank Commercial Promissory Note
  Amount Owed: $331,000.00
  Interest Rate: 5.0%
  Maturity is on-demand of the lender

- **Creditor:** Promissory Notes - A certain Lender
  Amount Owed: $2,500.00
  Interest Rate: 0.0%
  No maturity set

- **Creditor:** Promissory Notes - A certain Lender
  Amount Owed: $100,000.00
  Interest Rate: 10.0%
  Maturity Date: August 23, 2022

- **Creditor:** INNOVA / WVHTCF (West Virginia High Technology Consortium

Foundation) Note
Amount Owed: $150,000.00
Interest Rate: 10.0%
Maturity date not set

- **Creditor:** Promissory Notes - A certain Lender
  Amount Owed: $10,000.00
  Interest Rate: 8.0%
  Maturity rate not set

- **Creditor:** Promissory Notes - A certain Lender
  Amount Owed: $65,000.00
  Interest Rate: 5.0%

- **Creditor:** SBA Loan
  Amount Owed: $27,500.00
  Interest Rate: 3.75%
  Maturity Date: May 20, 2050

- **Creditor:** Barry Hodge
  Amount Owed: $3,500.00
  Interest Rate: 0.0%
  No set maturity date

- **Creditor:** 2020 Convertible Note - a certain lender
  Amount Owed: $25,000.00
  Interest Rate: 3.25%
  Maturity Date: January 23, 2020
  The convertible notes are convertible into Common Shares at a conversion price. The conversion price will be the lesser of: (a) $1.00, or (b) 80% of the average of the three lowest VWAP (Volume Weighted Average Price) prices during the 7 trading days prior to the election to convert. Anything to the contrary contained herein notwithstanding, the conversion price shall be 80 % of the price as herein above determined or $1.00 per share whichever be less and in no event shall the conversion price be less than $.50 per share. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

- **Creditor:** 2020 Convertible Note - a certain lender
  Amount Owed: $300,000.00
  Interest Rate: 12.0%
  Maturity Date: October 13, 2019
  The convertible notes are convertible into Common Shares at a conversion price. The conversion price will be the lesser of: (a) $1.00, or (b) 80% of the average of the three lowest VWAP (Volume Weighted Average Price) prices during the 7 trading days prior to the election to convert. Anything to the contrary contained

herein notwithstanding, the conversion price shall be 80 % of the price as herein above determined or $1.00 per share whichever be less and in no event shall the conversion price be less than $.50 per share. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

Related Party Transactions

- **Name of Entity:** Barry Hodge
  Relationship to Company: Director
  Nature / amount of interest in the transaction: During 2021, the Company received a $3,500 loan from the Chairman, CEO and major shareholder, Barry Hodge.
  Material Terms: The loan bears no interest rate and has not defined maturity date. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2021, the outstanding balance of the loan is $3,500.

Valuation

Pre-Money Valuation: $13,001,242.50

Valuation Details:

Securlinx Corporation ("Securlinx" or the "Company") calculated its valuation internally, without a formal third-party, independent evaluation. The Company determined its pre-money valuation based on an analysis of the following factors:

Competitor Comparable: Our main competitor is Aware (AWRE NASDAQ). In their 2021 annual report they show revenue of $16.4M with a corresponding loss of $6.1M. Software revenues were reported at $8M split about evenly between fixed and subscription licenses with subscription income growing faster. Estimating subscription revenue at $4M ARR. SaaS (Software as a Service) recurring revenue carries a much higher multiple in the capital markets.

Emerging Cloud Index: Listed as EMCLOUD, the BVP Nasdaq Emerging Cloud Index is designed to track the performance of emerging public companies primarily involved in providing cloud software to their customers. The index reports a combined Total Market Cap = $1.2T; Average Revenue Multiple = 7.9x; Average Revenue Growth Rate = 38.1% for all companies in the Index. Using the average multiple and a 12-month forward-looking forecast of $2M, our valuation would project to be $15.9M

Valuation Tool: In August of 2020, management used the Hardesty Hackett valuation tool to estimate the value of the company prior to investing resources into our Cloud Platform. That calculation yielded an enterprise value of 12.1M and a Potential Business Value of $14.3M. (Report attached). In the subsequent 6 quarters, we have completed the development of both the healthcare and education versions of Securport, conducted alpha testing for both, begun beta testing in education and identified our healthcare beta site with installation underway. Sales and marketing activities have been ongoing over that time.

Previous Funding Rounds: Our latest equity subscriptions were priced at $0.25/share.

Projections:

Securlinx 12-Month Sales Targets

Based on the 12 month sales forecast attached, the company expects to approach $2 million in sales volume with the following milestones:

Sales: $2 million

Revenue: $1.875 million

COGS: $234K

Gross Margin: $1.64 million (87%)

Commissions: $375K

G&A: $281K

EBITDA: $703K (37%)

Critical Success Factors:

1. Successful funding round to implement our hiring plan

2. Ability to attract skilled employeesin both sales and software development.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed all preferred stock is converted to common stock. 3,337,107 pre-split preferred stock converts to 20,022,642 common stock. 4,350,000 post-split preferred stock converted to 8,700,000 common stock. The Company's 7,687,107 preferred stock converts to 28,722,642 common stock.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $325,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Working Capital*
  94.5%
  We will use 100% of the funds of the minimum funding goal for StartEngine fees ($10,000).

If we raise the over allotment amount of $1,069,999.75, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  20.0%
  Attendance at certain conferences and trade shows is necessary to create brand awareness and generate slaes leads. We will also create a social media blitz and targeted ad campaign.

- *Research & Development*
  20.0%
  Continuous product development is critical to long term success. We operate in a dynamic and fast moving marketplace requiring rapid response to technology innovation.

- *Company Employment*
  40.0%
  As we grow our business it will be necessary to add both sales and support resources to our field operations. Customer support will be vital to our acceptance in the heathcare and education markets

- *Operations*
  14.5%
  Ongoing expenses related to sales, business operations and overhead

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.securlinx.com (www.securlinx.com/annualreview).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/securlinx

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Securlinx Corporation

[See attached]

SECURLINX CORPORATION

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
SecurLinx Corporation
Novi, Michigan

We have reviewed the accompanying financial statements of SecurLinx Corporation (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

June 21, 2022
Los Angeles, California

SECURLINX CORPORATION
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	2,813	$	2,144
Prepaids and Other Current Assets		1,000		-
Total Current Assets		**3,813**		**2,144**
Property and Equipment, net		240,901		-
Intangible Assets		11,250		-
Total Assets	$	**255,964**	$	**2,144**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Cards	$	35,186	$	38,213
Current Portion of Notes and Loans		628,413		627,500
Accrued Interest on Promissory Notes and Loans		255,248		251,115
Convertible Note		325,000		325,000
Accrued Interest on Convertible Note		249,750		213,813
Shareholder Loan		3,500		-
Other Current Liability		-		-
Total Current Liabilities		**1,497,098**		**1,455,640**
Promissory Notes and Loans		26,487		27,400
Total Liabilities		**1,523,585**		**1,483,040**
STOCKHOLDERS EQUITY				
Common Stock		23,282		23,282
Series A Preferred Stock		7,687		7,167
Additional Paid in Capital		7,281,723		7,214,688
Retained Earnings/(Accumulated Deficit)		(8,580,313)		(8,726,033)
Total Stockholders' Equity		**(1,267,620)**		**(1,480,896)**
Total Liabilities and Stockholders' Equity	$	**255,964**	$	**2,144**

See accompanying notes to financial statements.

SECURLINX CORPORATION
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
Net Revenue	$	492,672	$	659,925
Cost of Goods Sold		210,016		549,755
Gross profit		282,655		110,171
Operating expenses				
General and Administrative		74,441		135,602
Research and Development		10,487		30,105
Sales and Marketing		23,380		74,612
Total operating expenses		108,309		240,319
Operating Income/(Loss)		174,347		(130,148)
Interest Expense		28,626		22,200
Other Loss/(Income)		-		-
Income/(Loss) before provision for income taxes		145,720		(152,348)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	$	145,720	$	(152,348)

See accompanying notes to financial statements.

SECURLINX CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Series A Preferred Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount			
Balance—December 31, 2019	23,169,828 $	23,170	6,477,107 $	6,477	$ 7,476,813	$ (8,573,686)	$ (1,067,226)
Issuance of Stock	112,500	113	690,000	690	-		803
Capital distribution					(262,125)		(262,125)
Net income/(loss)						(152,348)	(152,348)
Balance—December 31, 2020	23,282,328	23,282	7,167,107	7,167	7,214,688	$ (8,726,033)	$ (1,480,896)
Issuance of Stock	-	-	520,000	520	67,035		67,555
Net income/(loss)						145,720	145,720
Balance—December 31, 2021	23,282,328 $	23,282	7,687,107 $	7,687	$ 7,281,723	$ (8,580,313)	$ (1,267,620)

See accompanying notes to financial statements.

SECURLINX CORPORATION
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	145,720	$	(152,348)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		13,837		-
Amortization of Intangibles		1,250		-
Changes in operating assets and liabilities:				
Prepaids and Other Current Assets		(1,000)		-
Credit Cards		(3,026)		(47,878)
Other Current Liability		-		
Accrued Interest		40,071		394,428
Net cash provided/(used) by operating activities		**196,852**		**194,202**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(254,738)		-
Purchases of Intangible Assets		(12,500)		-
Net cash provided/(used) in investing activities		**(267,238)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		67,555		803
Capital Distribution		-		(262,125)
Borrowing/Repayment of Shareholder Loans		3,500		(44,000)
Borrowing on Promissory Notes and Loans		-		87,400
Borrowing on Convertible Notes		-		-
Net cash provided/(used) by financing activities		**71,055**		**(217,922)**
Change in Cash		669		(23,721)
Cash—beginning of year		2,144		25,865
Cash—end of year	$	**2,813**	$	**2,144**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	28,626	$	22,200
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

SecurLinx Corporation was incorporated on February 27, 2004 in the state of Delaware. On March 24, 2004, the Company was merged with Integrated Biometric Information System, Inc. and the surviving company was SecurLinx Corporation. The financial statements of SecurLinx Corporation (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Novi, Michigan.

SecurLinx is at the forefront of development in biometric identity verification and management. The Michigan-based company has developed a cutting-edge BioTOKEN that uses an individual's face and driver's license to create an encrypted token that can securely be used in various different markets to verify one's identity. This technology empowers individuals to own their identity in a digital age.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Computer	5 years
Equipment	5 years
Software	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its research and development costs which will be amortized over the expected period to be benefitted, which may be as long as five years.

Income Taxes

SecurLinx Corporation is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense.

The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its cutting-edge BioTOKEN services used to verify one's identity.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $23,380 and $74,612, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 21, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements.

The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2021	2020
Other current asset	1,000	-
Total Prepaids and Other Current Assets	$ 1,000	$ -

4.   PROPERTY AND EQUIPMENT

As of December 31, 2021 and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Computer	$ 19,727	$ 19,727
Equipment	254,738	5,323
Software	5,323	-
Property and Equipment, at Cost	279,788	25,050
Accumulated depreciation	(38,887)	(25,050)
Property and Equipment, Net	$ 240,901	$ -

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021 and 2020 were in the amount of $13,387 and $0, respectively.

5.   INTANGIBLE ASSETS

As of December 31, 2021 and December 31, 2020, intangible asset consist of:

As of Year Ended December 31,	2021	2020
Capitalized R&D costs	$ 12,500	$ -
Intangible assets, at cost	12,500	-
Accumulated amortization	(1,250)	-
Intangible assets, Net	$ 11,250	$ -

Entire intangible assets have been amortized. Amortization expenses for trademarks and patents for the fiscal year ended December 31, 2021 and 2020 were in the amount of $1,250and $0, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2021:

Period	Amortization Expense
2022	$ (1,250)
2023	(1,250)
2024	(1,250)
2025	(1,250)
Thereafter	(6,250)
Total	**$ (11,250)**

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 75,000,000 shares of Common Stock with a par value of $0.001. As of December 31, 2021, and December 31, 2020, 23,282,328 shares have been issued and are outstanding.

Series A Preferred Stock

The Company is authorized to issue 10,000,000 shares of Preferred Shares with a $0.001 par value. As of December 31, 2021, and December 31, 2020, 7,687,107 shares and 7,167,107 shares have been issued and are outstanding.

7. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2021					For the Year Ended December 2020				Total Indebtedness
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	
Commercial Promissory Note -Central Bank	$ 331,000	5.00%	10/12/2017	on demand of the lender	$ 15,000	$ 15,000	$ 300,000	$ -	$ 300,000	$ 15,000	$ 15,000	$ 300,000	$ -	$ 300,000
Promissory Note -a certain lender	$ 2,500	0.00%	2021	not set	$ -	$ -	$ 2,500	$ -	$ 2,500	$ -	$ -	$ -	$ -	$ -
Promissory Note- a certain lender	$ 100,000	10.00%	8/23/2021	8/23/2022	$ 3,333	$ 3,333	$ 100,000	$ -	$ 100,000	$ -	$ -	$ 100,000	$ -	$ 100,000
Innoex of HTF - Note	$ 150,000	10.00%	7/19/2017	not set	$ 15,000	$ 226,465	$ 150,000	$ -	$ 376,465	$ 15,000	$ 226,465	$ 150,000	$ -	$ 376,465
Loan - a certain lender	$ 2,500	0.00%	2020	paid off	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 2,500	$ -	$ 2,500
Promissory Note -a certain lender	$ 10,000	8.00%	12/19/2012	not set	$ 800	$ 7,200	$ 10,000	$ -	$ 10,000	$ 800	$ 6,400	$ 10,000	$ -	$ 16,400
Promissory Note-a certain lender	$ 65,000	5.00%	2019& 2020	0days from issuance date	$ 3,250	$ 3,250	$ 65,000	$ -	$ 65,000	$ 3,250	$ 3,250	$ 65,000	$ -	$ 65,000
SBA Loan	$ 27,500	3.75%	5/20/2020	5/20/2050	$ 1,028	$ 1,028	$ 913	$ 26,487	$ 27,400	$ -	$ -	$ -	$ 27,400	$ 27,400
Total					$ 37,383	$ 255,248	$ 628,413	$ 26,487	$ 881,365	$ 34,050	$ 251,115	$ 627,500	$ 27,400	$ 860,365

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 628,413
2023	913
2024	913
2025	913
2026	913
Thereafter	22,833
Total	**$ 654,900**

Owner Loans

During the years presented, the Company borrowed money from the owners. The details of the loans from the owners are as follows:

					For the Year Ended December 2021			For the Year Ended December 2020		
Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Barry Hodge	$ 3,500	0.00%	Fiscal Year 2021&2020	No set maturity	$ 3,500		$ 3,500	$ -		$ -
Total					$ 3,500	$ -	$ 3,500	$ -	$ -	$ -

The imputed interest for 0% interest loans was deemed immaterial and thus, not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2020 Convertible Note -a certain lender	$ 25,000	3.25%	01/23/2019	01/23/2020	750	750	25,000	-	25,750	813	813	25,000		25,000
2020 Convertible Note -a certain lender	$ 300,000	12.00%	10/13/2014	10/13/2019	36,000	249,000	300,000	-	549,000	11,244	213,000	300,000	$ -	513,000
Total	$ -				$ 36,750	$ 249,750	$ 325,000	$ -	$ 574,750	$ 12,056	$ 213,813	$ 325,000	$ -	$ 35,000

The convertible notes are convertible into Common Shares at a conversion price. The conversion price will be the lesser of: (a) $1.00, or (b) 80% of the average of the three lowest VWAP (Volume Weighted Average Price) prices during the 7 trading days prior to the election to convert. Anything to the contrary contained herein notwithstanding, the conversion price shall be 80 % of the price as herein above determined or $1.00 per share whichever be less and in no event shall the conversion price be less than $.50 per share. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

8. INCOME TAXES

Income tax expense (benefit) from continuing operations was as follows:

	December 31, 2021	December 31, 2020
Current:		
Federal, state, and local	$ -	$ -
Total Tax Expense/(Benefit)	$ -	$ -
Deferred		
Federal, state, and local	$ 39,345	$ (49,467)
Total Deferred Tax Expense/(Benefit)	$ 39,345	$ (49,467)
Valuation Allowance	(39,345)	49,467
Net Tax Provision	$ -	$ -

Deferred tax assets (liabilities) comprised the following:

	December 31, 2021	December 31, 2020
Net Operating Loss	$ 312,434	$ 351,779
Valuation Allowance	$ (312,434)	$ (351,779)
Net Deferred Tax Assets	$ -	$ -

The cumulative NOLs are 1,157,164 as of December 31, 2021.

9. RELATED PARTY

During 2021, the Company received a $3,500 loan from the major shareholder, Barry Hodge. The loan bears no interest rate and has not defined maturity date. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2021, the outstanding balance of the loan is $3,500.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021 through June 21, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



Start Investing | Edit My Campaign | Earn Bonus Shares | Blog | Diana C.

This offering is not live or open to the public at this moment.



Securlinx

Security Begins With Identity



Multi-Modal
Biometrics
Securlinx

TECHNOLOGY

$0.00 raised	
0 Investors	$0 Valuation
$0.25 Price per Share	$500.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

We believe Securlinx is at the forefront of development in biometric identity verification and management. The Michigan-based company has developed a cutting-edge BioTOKEN that uses an individual's face and driver's license to create an encrypted token that can securely be used in various markets to verify one's identity. This technology empowers individuals to own their identity in a digital age.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- Securlinx has created the BioTOKEN, a form of identity verification that is owned by the user, securely compiles their information, and builds a trail of where that information has been used.
- The global biometrics market reached a value of $ 27.97 billion in 2021, with a CAGR of 17.5% during its 2022-2027 forecast period (source).
- The applicability of the BioTOKEN crosses several billion dollar industries, from healthcare to education.

OVERVIEW

Know who's knocking at your door

Identity theft and lack of privacy are two unfortunate side effects of the digital age. While it's great that the world is more connected than ever, there are an unprecedented amount of security threats that the average person must deal with nowadays. To combat this problem, we have developed a "digital peephole" to recognize anyone knocking on your "network door:" the BioTOKEN.



We make technology
Simple

We believe our BioTOKEN technology is the next step in the evolution of biometric

verification. With a BIoTOKEN, users can enjoy a level of certainty with the security of their identity that is nearly unmatched. Based on our internal observations, the proprietary biometric middleware we have developed at Securlinx is thriving in the medical and educational forums. We are confident that this technology will benefit enterprises across virtually all verticals.

THE PROBLEM ───────────────

Current identity verification technology is expensive, clunky, and time consuming

It's not a secret that, in today's day and age, keeping your identity secure is more important than ever. The recent flux in the work-from-home population, as well as an uptick in services being delivered remotely, and enterprises hiring individuals remotely, has created an unprecedented need for identity assurance. Unfortunately, many current identity verification platforms are either expensive or rely on a myriad of firewalls, which are clunky and time-consuming.



Additionally, the COVID-19 pandemic has created a higher demand for efficient and secure identity verification in the medical and educational arenas. Hospitals must ensure the higher influx of patients don't get misidentified or mismatched with the incorrect medical records. For education, teachers must ensure they are releasing kids to their parents or guardians, despite not having met them due to remote learning. In an age of uncertainty, enterprises throughout the country need a simple, secure way of verifying an individual's identity.

THE SOLUTION ───────────────

With BioTOKENs, you can own your identity in a digital age

We believe the BioTOKEN is a simple, cost-effective, and full-proof way of verifying an individual's identity. We have developed a software that authenticates a person's government ID to their biometrics, creating a bulletproof identity token. Customers with BioTOKENs not only have unrivaled security with their identity, but also, they are able to grant access to other sensitive information they may have, like medical records. For school purposes, BioTOKENs have the potential to perform near perfectly for ensuring that preschoolers go home to their authorized guardian.



By verifying an individual's identity with BioTOKENs, enterprises can do away with expensive and time-consuming firewalls with minimal to no changes in their workflow. Moreover, we plan on having companies that are using BioTOKEN verification to be able to assign rights and privileges to store a complete audit trail of activities. This transparency ensures that every person with a BioTOKEN can see a comprehensive

breakdown of every time their information has been accessed.



We generate revenue by offering our middleware as a subscription-based service. Customers have no upfront costs and can immediately use our verification systems upon initiating our services. Pricing for our services is flexible, depending on whether the transaction is for an individual or an enterprise.

THE MARKET

High-end security meets seamless applicability

From the moment we created the concept of BioTOKENs, we understood that it had the potential to revolutionize biometric verification. We believe Securlinx separates ourselves from our competitors by creating streamlined, airtight forms of identity that can be applied across virtually every vertical. With BioTOKENs, we hope clients will save stress and anxiety knowing their identity is secure, while enterprises can potentially save time and money through our reasonably priced, streamlined technology.



Giving People
The Power To
Their Secure
Identity

In hospitals that use our technology, BioTOKENs have allowed healthcare providers to identify patients' appointments and pull their medical records with ease. Preschools have benefitted from the use of BioTOKENs by using them to biometrically identify a child's guardian to ensure they're being picked up safely. We believe that hospitals and schools are just two of dozens of industries where BioTOKENs can increase staff efficiency and customer identity.

Dozens Of
Industries Can
Use BioTOKENs
To Increase Staff
Efficiency And
Customer Identity



OUR TRACTION

We have seen that Securlinx is already

We have seen that Securlinx is already proving its versatility and reliability



We believe the success of our BioTOKEN technology in the educational and medical field has validated our product's stellar potential. We have successfully completed alpha testing on both healthcare and education applications and are refining our technology even more. Securlinx has also been working with Head Start, a government program that provides early childhood education and wellness services, to low-income families. This has paved the way for us to install our Beta Site with a Head Start school in Alabama.



WHY INVEST

Help us be the gold standard of biometric verification

Our executive team has over a century of experience in technology, business, and security, which is why we believe that our company can revolutionize biometric verification. The BioTOKEN has already shown its potential to verify identity in an efficient, secure, and cost-effective manner. In our opinion, the versatility allows enterprises across several billion dollar verticals to benefit from implementing them. With your investment, Securlinx can continue to move towards becoming the future of biometric verification. Join us today.



In the Press



SHOW MORE

Meet Our Team



Barry Hodge

CEO & Sole Director

Barry is a recognized leader in biometric identity management, with more than 35 years of experience in the technology industry. He was previously President of Acsys Biometrics, and held senior positions at Hewlett Packard. A veteran of the United States Air Force, Barry earned his BS degree from Bowling Green University, his MA degree from the University of Alabama at Birmingham and completed a Certificate in Sales Force Management at the Wharton School of Business.



Offering Summary

Company	Securlinx Corporation
Corporate Address	39555 Orchard Hill Place Suite 600, Novi, MI 48375
Offering Minimum	$10,000.00
Offering Maximum	$1,069,999.75
Minimum Investment Amount (per investor)	$500.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	40,000
Maximum Number of Shares Offered	4,279,999
Price per Share	$0.25
Pre-Money Valuation	$13,001,242.50

*Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 15% bonus shares

Super Early Bird Bonus

Invest within the next 72 hours and receive 10% bonus shares

Early Bird Bonus

Invest within the next 7 days and receive 5% bonus shares

Amount-Based:

$500 | Tier 1

Invest $500+ and receive access to our Private Investor Group

$2,500+ | Tier 2

Invest $2,500 and receive access to our Private Investor Group + 5% bonus shares.

$5,000+ | Tier 3

Invest $5,000 and receive access to our Private Investor Group + 10% bonus shares.

$10,000+ | Tier 4

Invest $10,000 and receive access to our Private Investor Group + 15% bonus shares.

$15,000+ | Tier 5

Invest $20,000 and receive access to our Private Investor Group + 20% bonus shares.

$20,000+ | Tier 6

Invest $20,000 and receive access to our Private Investor Group + 25% bonus shares + Zoom call with the CEO.

Loyalty-Based:

Previous investors receive 5% bonus shares.

*All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Securlinx Corporation will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.25 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $25. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the 5% Loyalty-Based Audience Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment".

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

SECURLINX CORPORATION

The Certificate of Incorporation of SecurLinx Corporation, originally filed in the office of the Secretary of State of the State of Delaware as SecurEnterprises, Inc. on July 13, 2007, and amended and restated by an Amended and Restated Certificate of Incorporation filed in the office of the Secretary of State of the State of Delaware on March 22, 2013, is hereby amended and restated again under Sections 242 and 245 of the Delaware General Corporation Law as follows:

FIRST: The name of this corporation is SecurLinx Corporation (the "**Corporation**").

SECOND: The name of its registered agent and the address of the registered office of the Corporation in the State of Delaware is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, New Castle County, Delaware 19808.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware ("**General Corporation Law**").

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 100,000,000 consisting of (i) 75,000,000 shares of Common Stock, $.001 par value per share ("**Common Stock**"), (ii) 10,000,000 shares of Series A Preferred Stock, $.001 par value per share ("**Series A Preferred Stock**");

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A.   COMMON STOCK

1.   Common Stock. The rights, powers and preferences of the Common Stock and the Series A Preferred Stock are identical, except (a) where this Certificate of Incorporation or the General Corporation Law requires voting by a particular class, (b) for the additional voting rights of the Series A Preferred Stock set forth below, and (c) on liquidation as set forth below.

2.   Voting. The holders of the Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings).

B.   SERIES A PREFERRED STOCK

The Series A Preferred Stock shall have the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references

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to "Sections" or "Subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1.   Voting. The holders of the Series A Preferred Stock are entitled to two (2) votes for each share of Series A Preferred Stock held at all meetings of stockholders (and written actions in lieu of meetings).

2.   Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1   Preferential Payments to Holders of Series A Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the amount that would be paid under Subsection 2.2 had the holders of the Series A Preferred Stock converted all of their shares of Series A Preferred Stock into Common Stock immediately prior to the liquidation, dissolution or winding up (the "**Series A Liquidation Preference**").

2.2   Distribution of Remaining Assets. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after payment of the Series A Liquidation Preference, the remaining assets of the Corporation available for distribution to its stockholders, if any, shall be distributed among the holders of the Common Stock, pro rata based on the number of shares held by each such holder.

2.3   Deemed Liquidation Events.

2.3.1   Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**":

(a)   a merger or consolidation in which the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of the surviving or resulting corporation; or

(b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation of all or substantially all the assets of the Corporation, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation; or

(c)   sale of more than 50% of voting securities of Corporation, in a single transaction or related transactions.

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2.3.2   Effect of a Deemed Liquidation Event.

(a)   The Corporation shall structure any Deemed Liquidation Event referred to in Subsection 2.3.1(a) so that the agreement or plan of merger or consolidation for such transaction provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2, and the Series A Preferred Stock shall be redeemed and retired.

(b)   In the event of a Deemed Liquidation Event referred to in Subsection 2.3.1(b), the Corporation shall distribute the proceeds among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2, and the Series A Preferred Stock shall be redeemed and retired.

(c)   In the event of a Deemed Liquidation Event referred to in Subsection 2.3.1(c), if the holders of Series A Preferred Stock do not participate in the sale, then the corporation shall structure the sale so that the consideration paid to the other stockholders of the corporation is allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2, and the Series A Preferred Stock shall be redeemed and retired.

2.3.3   Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, lease transfer, exclusive license, other disposition shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

3.   Optional Conversion.

The holders of the Series A Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

3.1   Right to Convert.

3.1.1   Conversion Ratio. Every one (1) share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into two (2) fully paid and nonassessable shares of Common Stock.

3.1.2   Termination of Conversion Rights. In the event of liquidation, dissolution, or winding up of the Corporation, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any amounts distributable on such event to the holders of Series A Preferred Stock.

3.2   Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series A Preferred Stock.

3.3   Mechanics of Conversion.

3.3.1   Notice of Conversion. In order for a holder of Series A Preferred Stock to voluntarily convert shares of Series A Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Series A Preferred Stock, if such shares are certificated (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series A Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Series A Preferred Stock represented by such certificate or certificates. If the shares of Series A Preferred Stock are uncertificated, then the holder shall deliver only the written notice indicating the number of shares the holder elects to convert. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and/or notice shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time, issue and deliver to such holder of Series A Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Series A Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, if such shares are certificated. If the shares of Series A Preferred Stock or Common Stock are uncertificated, then the Corporation shall adjust its records to reflect the conversion and shall send written notice thereof to the holder.

3.3.2   Reservation of Shares. The Corporation shall at all times when the Series A Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series A Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series A Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation.

3.3.3   Effect of Conversion. All shares of Series A Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor.

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3.3.4   Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Series A Preferred Stock pursuant to this Section 3. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Series A Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

3.4   Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the issuance of the Series A Preferred Stock effect a subdivision of the outstanding Common Stock or the outstanding Series A Preferred Stock, or issue a stock dividend on the outstanding Common Stock or Series A Preferred Stock, the conversion ratio shall be proportionately adjusted so that the number of shares of Common Stock issuable on conversion shall be increased or decreased, as the case may be, in proportion to such increase in the aggregate number of shares of Common Stock or Series A Preferred Stock outstanding. If the Corporation shall at any time or from time to time after the issuance of the Series A Preferred Stock combine the outstanding shares of Common Stock or the outstanding shares of Series A Preferred Stock, the conversion ratio shall be proportionately adjusted so that the number of shares of Common Stock issuable on conversion shall be increased or decreased, as the case may be, in proportion to such decrease in the aggregate number of shares of Common Stock or Series A Preferred Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision, combination, or dividend becomes effective.

3.5   Adjustment for Merger or Reorganization, etc. If there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Series A Preferred Stock) is converted into or exchanged for securities, cash or other property, then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series A Preferred Stock shall thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to such event, into the kind and amount of securities, cash or other property, which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of shares of the Series A Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of the Series A Preferred Stock, to the end that the provisions set forth in this Section 3 shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series A Preferred Stock.

3.6   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the conversion ratio pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 10 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to

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each holder of the applicable Series A Preferred Stock a certificate, or written notice if such shares are uncertificated, setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series A Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based.

4.   Redemption Rights. The Corporation shall have the follow redemption rights (the "**Redemption Rights**"):

4.1   Right to Redeem. At any time and from time to time, at the option of the Board of Directors of the Corporation, any or all outstanding shares of Series A Preferred Stock may be purchased and redeemed by the Corporation for the price of One and 10/100 Dollars ($1.10) per share of Series A Preferred Stock.

4.2   Termination of Redemption Rights. In the event of liquidation, dissolution, or winding up of the Corporation, the Redemption Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any amounts distributable on such event to the holders of Series A Preferred Stock.

4.3   Procedural Requirements. The Corporation shall provide written notice to holders of Series A Preferred Stock who are the subject of the Corporation's exercise of its Redemption Rights. Upon receipt of such notice, each such holder has a ten (10) day period to exercise his, her, or its rights pursuant to Section 3.   If a holder does not exercise his, her, or its rights pursuant to Section 3 within ten (10) days of the date of the notice, then each such holder of shares of Series A Preferred Stock shall surrender his, her or its certificate or certificates for all such shares if such shares are certificated (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in the notice. If so required by the Corporation, certificates surrendered for redemption shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. Upon delivery of the certificate or certificates and compliance with this Section 4.3, the Corporation will immediately issue a check to the holder of the redeemed shares in the amount of One and 10/100 Dollars ($1.10) per share of Series A Preferred Stock redeemed (the "**Redemption Price**"). All rights with respect to the Series A Preferred Stock redeemed pursuant to this Section 4, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate on the Corporation's issuance of the notice of redemption (notwithstanding the failure of the holder or holders thereof to surrender the certificates), except only the rights of the holders thereof, upon surrender of their certificate or certificates, if such shares are certificated (or lost certificate affidavit and agreement) therefor, to receive the Redemption Price.

4.4   Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the issuance of the Series A Preferred Stock effect a subdivision of the outstanding Series A Preferred Stock, or issue a stock dividend on the outstanding Series A Preferred Stock, the Redemption Price shall be proportionately adjusted. If the Corporation shall at any time or from time to time after the issuance of the Series A Preferred

Stock combine the outstanding shares of Series A Preferred Stock, the Redemption Price shall be proportionately adjusted. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision, combination, or dividend becomes effective.

5. Exceptions. The adjustments set forth in Sections 3 and 4 will not apply (i) to issuances to employees, directors or consultants of the Corporation pursuant to stock option plans or restricted stock plans or agreements, (ii) upon the exercise of currently outstanding options, warrants or convertible securities, or (iii) to the issuance of securities to financial institutions or lessors in connection with commercial credit arrangements, equipment financings, commercial property lease transactions or similar transactions.

6. Waiver. Any of the rights, powers, preferences and other terms of the Series A Preferred Stock set forth herein may be waived on behalf of all holders of the Series A Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Series A Preferred Stock then outstanding.

7. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Series A Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic transmission in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by the Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by the Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

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Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: This Second Amended and Restated Certificate of Incorporation amends, restates, supersedes, and replaces the Corporation's existing Amended and Restated Certificate of Incorporation, as amended, in its entirety.

IN WITNESS WHEREOF, for the purpose of amending and restating the Corporation's Certificate of Incorporation under Section 245 of the Delaware General Corporation Law, the undersigned does make, file and record this Certificate, and does certify that the facts herein stated are true on this 31st day of December, 2017.

BY:

NAME: Barry Hodge, President